                                                                    EXHIBIT 99.1
                              AUTHORIZATION FORM
                 DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

[LOGO] Peoples Bancorp OF NORTH CAROLINA, INC.

To participate in Peoples Bancorp of North Carolina, Inc.'s Dividend Reinvestment and Stock Purchase Plan, please complete and sign the reverse side of this authorization card, and return it in the envelope provided to:

                        Registrar and Transfer Company
                    Attn: Dividend Reinvestment Department
                               10 Commerce Drive
                             Cranford, N.J.  07106

This will authorize Peoples Bancorp of North Carolina, Inc. to pay to Registrar and Transfer Company, as your agent, all or a portion of the regular dividends you receive on common shares of Peoples Bancorp of North Carolina, Inc., to be used together with any voluntary cash contributions you may make to purchase additional common shares of Peoples Bancorp of North Carolina, Inc.

(Please see Reverse Side)

NOTE: This Is Not A Proxy

Completion and return of this Authorization Form authorizes your enrollment in the Peoples Bancorp of North Carolina, Inc. Dividend Reinvestment and Stock Purchase Plan.

Do not return this form unless you wish to participate in the Plan.

[_] Full Common Stock Dividend Reinvestment and Optional Cash Purchases -- If you check this option, you authorize the purchase of additional shares of Common Stock with the cash dividends on all shares of Common Stock currently or subsequently registered in your name, as well as on the shares of Common Stock credited to your Plan account. In addition, cash payments of not less than $25 per payment, up to a quarterly maximum purchase limit of $2,500 will be used to purchase additional shares of Common Stock.

[_] Partial Dividend Reinvestment and Optional Cash Purchases -- If you check this option, you authorize the purchase of additional shares of Common Stock with (i) the cash dividends on_________________% of the shares (25%, 50%, 75%) of Peoples Bancorp of North Carolina, Inc. stock held by you in certificate form and (ii) the cash dividends on all of the shares of Common Stock credited to your Plan account and to apply these dividends, together with any voluntary cash payments ranging from $25 minimum to a quarterly maximum purchase limit of $2,500 that you may make, to the purchase of Peoples Bancorp of North Carolina, Inc. common stock.

[_] You may authorize automatic monthly deductions from your personal bank account. The Agent will automatically debit your bank account on or about the 10th (tenth) of each month and invest these deductions in Common Stock. To initiate these deductions, please complete this section of the form and include a voided check on the account you wish to be debited. Please note that the automatic debit will not be in effect until the month following the receipt of this form.

Note: Checks submitted for Optional Cash Purchases of stock must be received not less than 2 business days prior to the Investment Date. (See Prospectus for details)

I understand that the purchases will be made under the terms and conditions of the Dividend Reinvestment and Stock Purchase Plan as described in the Plan Prospectus that accompanied this Authorization Form and that I may revoke this authorization at any time by notifying Registrar and Transfer Company, in writing, of my desire to terminate my participation.

Please return this Authorization Form in the envelope provided to: Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016

Sign here exactly as name(s) appear on stock certificate(s). If shares are held jointly, all holders must sign.

Shareholder X            Date              Shareholder X              Date
            -------------      ------------            --------------     ------